Mail Stop 4561

      March 13, 2006

VIA U.S. MAIL AND FAX (011 852 2333 8844)

Mr. Bernard Chan
Chief Financial Officer
China World Trade Corporation
The Metropolis Tower, Suite 1217
10 Metropolis Dr.
Hunghom, Hong Kong

      Re:	China World Trade Corporation
      Item 4.01 Form 8-K
      Filed February 21, 2006
      File No. 000-26119

Dear Mr. Chan:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

      	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K filed February 21, 2006

1. With respect to your disclosure regarding disagreements between you and your former auditors, please revise Item 4 of Form 8-K to cover the interim period from the date of the last audited financial statements to February 16, 2006 the date of resignation of Moores Rowland Mazars. See Item 304(a)(1)(IV) of Regulation S-B.
Include a
letter from the former accountants addressing the revised disclosures in the amendment.
2. We note that the audit firm Zhong Yi has not yet completed the credentialing process and therefore is not yet recognized by the staff of the SEC. We understand that Zhong Yi is currently going through the credentialing process with the Office of the Chief Accountant, but until such time as this process is complete and Zhong
Yi is considered qualified to practice before the Commission, we may be unable to accept the audit reports from this firm. Therefore, you should consider whether you wish to engage this firm prior to the firm completing the credentialing process. We note that foreign auditors that wish to practice before the SEC are expected to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC requirements prior to inclusion of their audit reports in SEC filings. The demonstration of an auditor`s knowledge and experience in advance of filing generally applies to all financial statements presented in SEC filings, including financial statements provided pursuant to Rule 3-
09 of Regulation S-X. Please note that registration with the PCAOB does not supersede existing means by which a firm demonstrates its knowledge and experience in applying US GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. You may refer to the International Reporting and Disclosure Issues Outline available on our website at the following location for additional information:
http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
#P3
13_42976.

      As appropriate, please amend your filing and respond to
these
comments within five business days or tell us when you will
respond.
File an amendment under cover of Form 8-K/A and include the ITEM
4.01
designation, including the letter from the former accountant filed as an Exhibit 16. Please note that your former accountants should make it clear within the Exhibit 16 letter that it is in reference to your amended Form 8-K. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Any questions regarding the above should be directed to me at
(202) 551-3466.



								Sincerely,



								Matthew Maulbeck
								Staff Accountant

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China World Trade Corporation
March 13, 2006



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